Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

TRC COMPANIES, INC.

It is hereby certified that:

1.             The name of the corporation (hereinafter called the “Corporation”) is TRC Companies, Inc.

2.             The Certificate of Incorporation of the Corporation was filed on February 20, 1969.   A Restated Certificate of Incorporation was filed on November 23, 1994.  Thereafter the Restated Certificate of Incorporation was amended by the filing of Certificates of Designation on December 18, 2001 and May 29, 2009.

The Restated Certificate of Incorporation, as amended, is hereby further amended to increase the authorized Common Stock of the Corporation. The Restated Certificate of Incorporation, as amended, is hereby further amended by striking out Article FOURTH thereof in its entirety and by substituting in lieu of said Article the following new Article FOURTH:

“FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is Forty Million Five Hundred Thousand (40,500,000) shares, consisting of a class of Five Hundred Thousand (500,000) shares of Preferred Stock, par value $.10 per share (“Preferred Stock”) and a class of Forty Million (40,000,000) shares of Common Stock, par value $.10 per share (“Common Stock”).”

3.             The amendment of the Certificate of Incorporation, as amended, herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed this 23rd day of July, 2009

/s/ Martin Dodd
Martin Dodd
Senior Vice President